Exhibit 99.1

Press Release

GasLog Ltd. Reports Unaudited Financial Results for the Quarter and the Year Ended December 31, 2015

Monaco, February 25, 2016, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its unaudited financial results for the quarter and the year ended December 31, 2015.

Highlights

•	Completed a $1.3 billion financing for GasLog’s eight newbuild vessels.

•	Post quarter-end, completed a $576.50 million refinancing for all GasLog’s 2016 and 2017 debt maturities.

•	Post quarter-end, GasLog entered the Japanese financing market through the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”).

•	Quarterly dividend of $0.14 per common share payable on March 17, 2016.

•	EBITDA(1) of $68.0 million (Q4 2014: $68.1 million), Profit of $18.2 million (Q4 2014: $9.9 million) and earnings per share (“EPS”) of $0.04(2) (Q4 2014: $0.11), for the quarter ended December 31, 2015.

•	Adjusted EBITDA(1) of $69.2 million (Q4 2014: $67.5 million), Adjusted Profit(1) of $14.0 million (Q4 2014: $24.0 million) and Adjusted EPS(1) a loss of $0.02(2) (Q4 2014: earnings of $0.28) for the quarter ended December 31, 2015.

(1)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	The EPS and Adjusted EPS are negatively affected by the Profit attributable to the non-controlling interest of $12.7 million and the dividend on preferred stock of $2.5 million.

CEO Statement

Paul Wogan, Chief Executive Officer, stated “GasLog executed a number of important financing transactions during the quarter and post quarter-end which we believe has given GasLog the balance sheet strength to manage a prolonged downturn in the LNG shipping markets.

Our on-the-water and newbuild fleet remains largely contracted with one of the world’s largest oil and gas companies following the successful takeover of BG Group plc (“BG Group”) by Royal Dutch Shell plc (“Shell”) in mid-February. GasLog has significant in-built growth from the eight newbuild vessels we have delivering over the next few years, seven of which are contracted for periods of 7-10 years.

Following the successful completion of the $1.3 billion newbuild financing during the quarter, on attractive terms, these eight new deliveries are now expected to be fully financed with proceeds of this facility, available cash and cash from operations. In addition, following the conclusion of the $576.5 million facility and the sale and leaseback post quarter-end GasLog has no debt maturities until 2018 at the earliest. The transaction we announced with Mitsui may open up further commercial and financial opportunities for GasLog in the Japanese financing market.

Despite the current downturn in the energy markets, GasLog has continued to perform strongly with all of its contracted vessels operating at 100% utilization through the quarter. This performance alongside the completion of a number of significant financing transactions support GasLog’s payment of a dividend of $0.14 for the quarter.”

Dividend Declaration

On November 17, 2015, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2.52 million in the aggregate payable on January 4, 2016 to holders of record as of December 31, 2015. GasLog paid the declared dividend to the transfer agent on December 29, 2015.

On February 24, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on March 17, 2016 to shareholders of record as of March 7, 2016.

Debt Refinancing

On February 18, 2016, GasLog signed a senior and junior tranche mortgage debt refinancing on five of its contracted vessels of up to $576.50 million (the “Five Vessel Refinancing”) for debt maturities which were due in 2016 and 2017. It is comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Five Vessel Refinancing are the GasLog-owned Methane Lydon Volney and Methane Becki Anne and the GasLog Partners LP-owned (“GasLog Partners” or the “Partnership”) Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally. ABN AMRO BANK N.V. and DNB (UK) LTD. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V. London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

Sale and Leaseback of the Methane Julia Louise with Mitsui

On February 24, 2016, GasLog’ s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with a subsidiary of Mitsui for the sale and leaseback of the Methane Julia Louise. Mitsui has the right to on-sell and lease back the vessel. The vessel is being sold to Mitsui for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year 10 and no later than the end of year 17 of the bareboat charter.

Financial Summary

In millions of U.S. dollars except per share data	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Revenues	99.0	107.5	328.7	415.1
Profit	9.9	18.2	50.8	53.7
Adjusted Profit(1)	24.0	14.0	73.9	55.9
Profit attributable to the owners of GasLog	8.8	5.5	42.2	10.8
EBITDA(1)	68.1	68.0	217.6	262.2
Adjusted EBITDA(1)	67.5	69.2	217.2	263.0
EPS	0.11	0.04	0.54	0.04
Adjusted EPS(1)	0.28	(0.02)	0.83	0.07

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 1,701 and 6,097 operating days for the quarter and the year ended December 31, 2015, respectively, as compared to 1,354 and 4,392 operating days for the quarter and the year ended December 31, 2014, respectively. The increase in operating days resulted from the new vessel deliveries and on-the-water vessel acquisitions during the previous periods.

Profit was $18.2 million and $53.7 million for the quarter and the year ended December 31, 2015, respectively ($9.9 million and $50.8 million for the quarter and the year ended December 31, 2014, respectively). The increase in profit for the quarter is mainly attributable to an increase in gain on swaps partially offset by the decrease in profit from operations. The increase in profit for the year is attributable to an increase in profit from operations and a decrease in loss on swaps, partially offset by an increase in finance costs derived from higher average outstanding debt.

Adjusted Profit was $14.0 million and $55.9 million for the quarter and the year ended December 31, 2015, respectively ($24.0 million and $73.9 million for the quarter and the year ended December 31, 2014, respectively).

Profit attributable to the owners of GasLog was $5.5 million and $10.8 million for the quarter and year ended December 31, 2015 ($8.8 million profit and $42.2 million profit for the quarter and year ended December 31, 2014). The decrease in profit attributable to the owners of GasLog was affected by the increase in profit attributable to the non-controlling interest (non-controlling unitholders of GasLog Partners) following the dropdown of three additional vessels to GasLog Partners on July 1, 2015.

EBITDA was $68.0 million and $262.2 million for the quarter and the year ended December 31, 2015, respectively ($68.1 million and $217.6 million for the quarter and the year ended December 31, 2014, respectively). The marginal decrease in EBITDA for the quarter is attributable to the weaker spot market conditions in 2015. The increase in EBITDA for the year is attributable to the increase in revenues due to the increase in the average number of vessels in our fleet, partially offset by the increase in vessel operating and supervision costs and voyage expenses and commissions associated with our increased fleet, an increase in general and administrative expenses and weaker spot market conditions in 2015.

Adjusted EBITDA was $69.2 million and $263.0 million for the quarter and the year ended December 31, 2015, respectively ($67.5 million and $217.2 million for the quarter and the year ended December 31, 2014 respectively).

EPS was $0.04 for the quarter and the year ended December 31, 2015 ($0.11 and $0.54 for the quarter and the year ended December 31, 2014, respectively). The decrease in EPS is mainly attributable to the decrease in Profit attributable to the owners of GasLog and the dividend on preferred stock.

Adjusted EPS was a loss of $0.02 and earnings of $0.07 for the quarter and the year ended December 31, 2015, respectively ($0.28 and $0.83 for the quarter and the year ended December 31, 2014, respectively). The decrease in Adjusted EPS is mainly attributable to the decrease in Adjusted Profit, the increase in Profit attributable to non-controlling interest and the dividend on preferred stock.

Revenues were $107.5 million and $415.1 million for the quarter and the year ended December 31, 2015, respectively ($99.0 million and $328.7 million for the quarter and the year ended December 31, 2014, respectively). The increase in revenues is attributable to the increase in the operating days in 2015 compared to the same period in 2014 and is negatively affected by the weak spot market conditions in 2015.

Vessel operating and supervision costs were $24.6 million and $98.6 million for the quarter and the year ended December 31, 2015, respectively ($19.9 million and $70.7 million for the quarter and the year ended December 31, 2014, respectively). The increase in vessel operating and supervision costs is mainly attributable to the increase in the average number of vessels in our fleet in 2015.

Voyage expenses and commissions were $4.1 million and $14.3 million for the quarter and the year ended December 31, 2015, respectively ($1.6 million and $7.7 million for the quarter and the year ended December 31, 2014, respectively). The increase in commission expenses resulted from the increase in revenues while the increase in voyage expenses was mainly attributable to repositioning or bunkers consumption in between spot charters for certain of our vessels. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

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Depreciation of fixed assets was $28.5 million and $106.6 million for the quarter and the year ended December 31, 2015, respectively ($22.2 million and $70.7 million for the quarter and the year ended December 31, 2014, respectively).

General and administrative expenses were $10.9 million and $41.3 million for the quarter and the year ended December 31, 2015, respectively ($9.6 million and $34.2 million for the quarter and the year ended December 31, 2014, respectively). The increase in the three-month period is mainly attributable to the increase in share-based compensation expense and the increase in foreign exchange differences due to the significant fluctuation in exchange rates. The annual increase in general and administrative expenses was also affected by the higher legal and other professional fees including those related to the Partnership’s listing requirements since the completion of its initial public offering on May 12, 2014.

Financial costs were $24.7 million and $92.0 million for the quarter and the year ended December 31, 2015, respectively ($24.5 million and $71.6 million for the quarter and the year ended December 31, 2014, respectively). The increase is mainly attributable to the higher weighted average outstanding debt partially offset by the write-off of unamortized loan fees occurred in the comparative periods of 2014 in connection with the repayment of GasLog Partners’ then existing facilities. An analysis of financial costs is as follows:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Financial costs
Amortization and write-off of deferred loan issuance costs and premium	(7,650)	(3,188)	(15,362)	(11,355)
Interest expense on loans and realized loss on cash flow hedges	(12,513)	(18,391)	(43,743)	(68,253)
Interest expense on bond and realized loss on cross-currency swaps	(2,856)	(2,856)	(9,533)	(11,331)
Other financial costs	(1,472)	(264)	(2,941)	(1,017)
Total	(24,491)	(24,699)	(71,579)	(91,956)

(Loss)/gain on swaps was a gain of $3.2 million and a loss of $10.3 million for the quarter and the year ended December 31, 2015, respectively (loss of $11.5 million and $24.8 million for the quarter and the year ended December 31, 2014, respectively). An analysis of (loss)/gain on swaps is as follows:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
(Loss)/gain on swaps
Realized loss on interest rate swaps held for trading	(2,657)	(2,222)	(10,310)	(8,904)
Unrealized (loss)/gain on interest rate swaps held for trading	(5,625)	5,819	(7,873)	(149)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	(3,401)	(359)	(6,641)	(1,290)
Ineffective portion on cash flow hedges	188	(1)	37	11
Total	(11,495)	3,237	(24,787)	(10,332)

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $412.5 million for the fiscal year 2015 to $482.9 million for the fiscal year 2017, based on contracts in effect as of December 31, 2015. The total future firm contracted revenue stands at $3.7 billion(2) on December 31, 2015. These amounts reflect contracted revenues for the eight vessels owned by GasLog Partners and the seven out of the eight LNG carriers on order for which we have secured time charters, but does not include the vessels operating in the spot market.

(2) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise by our charterers of their options to extend the term of charters.

Liquidity and Capital Resources

As of December 31, 2015, GasLog had $303.0 million of cash and cash equivalents, of which $163.9 million was held in time deposits and the remaining balance in current accounts. Moreover, as of December 31, 2015, GasLog had $6.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of December 31, 2015, GasLog had $62.7 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under three of its credit facilities.

As of December 31, 2015, GasLog had an aggregate of $2.3 billion of indebtedness outstanding under eleven credit facilities, of which $645.2 million is repayable within one year, including $42.2 million under its revolving credit facility. As of December 31, 2015, GasLog had $113.7 million outstanding under the NOK bond agreement that is payable in June 2018.

As of December 31, 2015, our current assets totaled $398.1 million while current liabilities totaled $734.4 million, resulting in a negative working capital position of $336.3 million. However, as discussed above, we have entered into the $576.5 million Five Vessel Refinancing with certain financial institutions, to refinance $464.6 million of our current debt plus $111.9 million of our non-current debt. In addition, following the completion of the sale and leaseback of the Methane Julia Louise, $50.6 million of our current debt ($230.0 million in total) was prepaid.

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As of December 31, 2015, GasLog’s commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.6 billion. As of December 31, 2015, the total remaining balance of the contract prices of the eight newbuildings was $1.5 billion that we expect will be funded with the $1.3 billion under the financing agreement we entered into on October 16, 2015, cash balances and cash from operations.

GasLog has hedged 43.6% of its expected floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 4.6% (including margin) as of December 31, 2015.

Future Deliveries

GasLog has six newbuildings on order at Samsung Heavy Industries Co., Ltd., and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. Our vessels presently under construction are on schedule and within budget. The expected delivery quarters are as follows:

Hulls	Delivery quarter
Hull No. 2072	Q1 2016
Hull No. 2073	Q2 2016
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q1 2018
Hull No. 2800	Q1 2018
Hull No. 2801	Q1 2018
Hull No. 2131	Q1 2019

Our subsidiaries that own the vessels due to be delivered in 2016 have signed seven to ten year time charters with Methane Services Limited (“MSL”), a subsidiary of Shell, following the acquisition of BG Group by Shell in February 2016. Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with MSL at similar rates. GasLog currently has one newbuilding on order that is not fixed on a long-term contract.

LNG Market Update and Outlook

While the rates paid for LNG vessels in the short-term market remain at low levels, in 2016, we expect projects coming on stream, in both Australia and the US will add approximately 40 million tonnes per annum (“mtpa”) of new liquefaction nameplate capacity (annualized). In Australia, Australia Pacific Train 1 (4.5 mtpa) and Gladstone LNG (7.7 mtpa) have shipped their first cargoes in recent weeks and are expected to ramp up production to full capacity through 2016. Other Australian projects due to start up in 2016 include Gorgon (15.6 mtpa) and Australia Pacific Train 2 (4.5 mtpa), with Wheatstone (8.9 mtpa) and Prelude (3.6 mtpa) following in 2017. The infrastructure for these projects has now largely been built and the majority of the volumes for these projects have already been sold.

Sabine Pass, one of five US projects under construction, is expected to export its first cargo later in 2016. When construction is completed, Sabine Pass will have a total export capacity of 22.5 mtpa and will be the first US project outside of Alaska to export LNG into the global market. This is a welcome development for the LNG shipping sector as it creates new suppliers, new customers and new trade routes. The majority of US volumes have already been contracted. Export of LNG into the Asian and European markets should be positive for tonne mile demand. The US Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal (which is not yet open to large LNG carriers). The same voyage around Cape Horn is approximately 13,000 nautical miles. From the US Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In 2014 and 2015, the average global LNG voyage was approximately 4,000 nautical miles, and thus any voyage in excess of this distance will increase the global average distance and the need for LNG carriers.

Angola LNG (5.2 mtpa), which has been shut down for over a year for refurbishment and enhancements, is also due to restart in 2016. The seven vessels that were chartered to Angola LNG have been operating in the spot market while the plant has been closed, and are expected to be put back into service for the project in 2016.

With the expected projects coming onstream, we are seeing encouraging levels of tendering activity for vessels to transport these increased LNG volumes. We continue to see a future shortfall of vessels that will be required for the Australian and US projects that have taken final investment decision and are currently under construction.

Conference Call

GasLog will host a conference call to discuss its results for the fourth quarter 2015 at 8:30 a.m. ET (1:30 p.m. GMT) on Thursday, February 25, 2016. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management's presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+ 1 855 537 5839 (USA)

+ 44(0) 20 3107 0289 (United Kingdom)

+ 33(0) 1 70 80 71 53 (France)

+ 852 3011 4522 (Hong Kong)

Passcode for the call is: 11926813

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A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://www.gaslogltd.com/investor-relations. The press release announcing GasLog’s fourth quarter 2015 results will also be available on this section of the website.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. ET (7:00 p.m. GMT) on Thursday, February 25, 2016 until 11:59 p.m. ET (4:59 a.m. GMT) on Thursday, March 3, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44(0)20 3107 0235 (United Kingdom)

+33(0) 1 70 80 71 79 (France)

+852 3011 4522 (Hong Kong)

Replay passcode: 11926813

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Fourth Quarter Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2014 and December 31, 2015

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2014	December 31, 2015
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate and joint venture	6,603	6,274
Deferred financing costs	6,120	17,998
Other non-current assets	5,785	28,957
Derivative financial instruments	1,174	61
Tangible fixed assets	2,809,517	3,400,270
Vessels under construction	142,776	178,405
Total non-current assets	2,981,486	3,641,476
Current assets
Trade and other receivables	14,317	16,079
Dividends receivable and due from related parties	1,869	1,345
Inventories	4,953	6,496
Prepayments and other current assets	4,443	2,519
Short-term investments	28,103	6,000
Restricted cash	22,826	62,718
Cash and cash equivalents	211,974	302,988
Total current assets	288,485	398,145
Total assets	3,269,971	4,039,621
Equity and liabilities
Equity
Preferred stock	—	46
Share capital	810	810
Contributed surplus	923,470	1,020,292
Reserves	(12,002)	(8,829)
Treasury shares	(12,576)	(12,491)
Retained earnings	29,689	1,846
Equity attributable to owners of the Group	929,391	1,001,674
Non-controlling interest	323,646	506,246
Total equity	1,253,037	1,507,920
Current liabilities
Trade accounts payable	9,668	12,391
Ship management creditors	1,285	3,524
Amounts due to related parties	181	163
Derivative financial instruments	16,149	14,243
Other payables and accruals	57,647	67,084
Borrowings, current portion	116,431	636,987
Total current liabilities	201,361	734,392
Non-current liabilities
Derivative financial instruments	35,751	58,531
Borrowings, non-current portion	1,778,845	1,737,500
Other non-current liabilities	977	1,278
Total non-current liabilities	1,815,573	1,797,309
Total equity and liabilities	3,269,971	4,039,621
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Unaudited condensed consolidated statements of profit or loss

For the three months and the years ended December 31, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Revenues	98,961	107,521	328,679	415,078
Vessel operating and supervision costs	(19,874)	(24,571)	(70,732)	(98,552)
Voyage expenses and commissions	(1,626)	(4,093)	(7,738)	(14,290)
Depreciation of fixed assets	(22,232)	(28,462)	(70,695)	(106,641)
General and administrative expenses	(9,608)	(10,884)	(34,154)	(41,282)
Profit from operations	45,621	39,511	145,360	154,313
Financial costs	(24,491)	(24,699)	(71,579)	(91,956)
Financial income	62	150	274	427
(Loss)/gain on swaps	(11,495)	3,237	(24,787)	(10,332)
Share of profit of associate and joint venture	251	36	1,497	1,216
Total other expenses, net	(35,673)	(21,276)	(94,595)	(100,645)
Profit for the period	9,948	18,235	50,765	53,668
Attributable to:
Owners of the Group	8,837	5,526	42,161	10,829
Non-controlling interest	1,111	12,709	8,604	42,839
	9,948	18,235	50,765	53,668

Earnings per share – basic and diluted	0.11	0.04	0.54	0.04
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Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars)

	For the year ended
	December 31, 2014	December 31, 2015
Cash flows from operating activities:
Profit for the year	50,765	53,668
Adjustments for:
Depreciation of fixed assets	70,695	106,641
Share of profit of associate and joint venture	(1,497)	(1,216)
Financial income	(274)	(427)
Financial costs	71,579	91,956
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	218	518
Unrealized loss on interest rate swaps held for trading including ineffective portion of cash flow hedges	7,836	138
Recycled loss of cash flow hedges reclassified to profit or loss	6,641	1,290
Non-cash defined benefit obligations	(202)	26
Share-based compensation	1,856	2,872
	207,617	255,466
Movements in working capital	4,682	(14,971)
Cash provided by operations	212,299	240,495
Interest paid	(64,011)	(78,916)
Net cash provided by operating activities	148,288	161,579
Cash flows from investing activities:
Dividends received from associate	970	1,675
Payments for tangible fixed assets and vessels under construction	(1,364,283)	(728,446)
Other investments	—	(55)
Purchase of short-term investments	(89,823)	(74,592)
Maturity of short-term investments	66,220	97,007
Financial income received	260	359
Net cash used in investing activities	(1,386,656)	(704,052)
Cash flows from financing activities:
Proceeds from bank loans and bonds	1,480,473	606,000
Bank loan repayments	(656,944)	(103,709)
Payment of loan issuance costs	(22,501)	(25,969)
Payment of equity raising costs	(4,679)	(1,839)
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	310,240	—
Proceeds from GasLog Partners’ public offerings and issuance of general partners units (net of underwriting discounts and commissions)	323,087	172,875
Proceeds from issuance of preferred stock (net of underwriting discounts and commissions)	—	111,378
Increase in restricted cash	(22,826)	(39,892)
Purchase of treasury shares	(13,221)	—
Proceeds from stock options exercise	273	—
Dividends paid	(47,140)	(84,527)
Net cash provided by financing activities	1,346,762	634,317
Effects of exchange rate changes on cash and cash equivalents	(218)	(830)
Increase in cash and cash equivalents	108,176	91,014
Cash and cash equivalents, beginning of the year	103,798	211,974
Cash and cash equivalents, end of the year	211,974	302,988
8

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off of unamortized loan fees, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off of unamortized loan fees, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Profit for the period	9,948	18,235	50,765	53,668
Depreciation of fixed assets	22,232	28,462	70,695	106,641
Financial costs	24,491	24,699	71,579	91,956
Financial income	(62)	(150)	(274)	(427)
Loss/(gain) on swaps	11,495	(3,237)	24,787	10,332
EBITDA	68,104	68,009	217,552	262,170
Foreign exchange (gains)/losses, net	(569)	1,203	(380)	799
Adjusted EBITDA	67,535	69,212	217,172	262,969

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Profit for the period	9,948	18,235	50,765	53,668
Write-off of unamortized loan fees	5,757	—	9,019	—
Foreign exchange (gains)/losses, net	(569)	1,203	(380)	799
Non-cash loss/(gain) on swaps	8,838	(5,459)	14,477	1,428
Adjusted Profit	23,974	13,979	73,881	55,895
9

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Profit for the period attributable to owners of the Group	8,837	5,526	42,161	10,829
Less:
Dividend on preferred stock	—	(2,516)	—	(7,379)
Profit for the period available to owners of the Group used in EPS calculation	8,837	3,010	42,161	3,450
Weighted average number of shares outstanding, basic	80,493,126	80,496,499	78,633,820	80,496,314
Earnings per share	0.11	0.04	0.54	0.04
Profit for the period available to owners of the Group used in EPS calculation	8,837	3,010	42,161	3,450
Plus:
Write-off of unamortized loan fees	5,757	—	9,019	—
Non-cash loss/(gain) on swaps	8,838	(5,459)	14,477	1,428
Foreign exchange (gains)/losses, net	(569)	1,203	(380)	799
Adjusted profit/(loss) attributable to owners of the Group	22,863	(1,246)	65,277	5,677
Weighted average number of shares outstanding, basic	80,493,126	80,496,499	78,633,820	80,496,314
Adjusted earnings/(loss) per share	0.28	(0.02)	0.83	0.07
10